March 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

RE:	Lytus Technologies Holdings PTV. Ltd.

Registration Statement on Form F-3

File No. 333-285389

VIA EDGAR

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 7, 2025, in which we requested acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on March 11, 2025, or as soon thereafter as may be practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby withdraw our request for acceleration of the effective date until further notice from the Company.

The Registrant respectfully requests that it be notified of acceptance of this notice of withdrawal by a telephone call to Thomas Poletti at (714) 371-2501 or Veronica Lah at (310) 312-4130 of Manatt, Phelps & Phillips, LLP.

Very truly yours,

By:	/s/ Dharmesh Pandya
Name:	Dharmesh Pandya
Title:	Chief Executive Officer

cc:	Thomas Poletti, Esq.

Veronica Lah, Esq.